Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
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Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com



 LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- SUCCESSFULLY
                COMPLETES PREFERRED STOCK REDEMPTION

       99.97 Percent of Preferred Shares Converted into Common

Burlington, NC, July 13, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark- NYSE:
LH) today announced that more than 99.97 percent of the shares of its outstanding 8 1/2 percent Series A Convertible Exchangeable Preferred Stock and 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock called for redemption have been converted into the Company's common stock at the request of the preferred shareholders. Conversion of such shares of preferred stock into common stock has resulted in the issuance of approximately 20.9 million additional shares of common stock since the redemption was announced on June 6, 2000, for a total of approximately 34.3 million common shares outstanding.

"Our preferred shareholders have validated their confidence in LabCorp and our business model by electing to convert essentially 100 percent of their preferred shares into LabCorp common stock," said Thomas P. Mac Mahon, chairman and chief executive officer. "We are pleased that our ongoing efforts to build shareholder value have created a new, simplified capital structure for the benefit of our common shareholders."

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the Company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for

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Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.

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